The Advisors’ Inner Circle Fund III

One Freedom Valley Drive

Oaks, Pennsylvania 19456

May 7, 2020

FILED VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III (the “Trust”) (File Nos.: 333-192858 and 811-22920)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Trust respectfully requests that the U.S. Securities and Exchange Commission (the “SEC”) consent to the withdrawal of Post-Effective Amendment No. 201 to the Trust’s Registration Statement on Form N-1A filed with the SEC on August 19, 2019 (Accession No. 0001398344-19-014624), as well as Post-Effective Amendment No. 216, filed with the SEC on November 1, 2019 (Accession No. 0001398344-19-018979), Post-Effective Amendment No. 217, filed with the SEC on November 4, 2019 (Accession No. 0001398344-19-019051), Post-Effective Amendment No. 218, filed with the SEC on November 8, 2019 (Accession No. 0001398344-19-019452), Post-Effective Amendment No. 221, filed with the SEC on December 10, 2019 (Accession No. 0001398344-19-022310), Post-Effective Amendment No. 227, filed with the SEC on January 9, 2020 (Accession No. 0001398344-20-000461), Post-Effective Amendment No. 229, filed with the SEC on February 7, 2020 (Accession No. 0001398344-20-002372), Post-Effective Amendment No. 232, filed with the SEC on March 9, 2020 (Accession No. 0001398344-20-005615), and Post-Effective Amendment No. 234, filed with the SEC on April 8, 2020 (Accession No. 0001398344-20-007645) (together, the “Amendments”).

Post-Effective Amendment No. 201 was filed pursuant to Rule 485(a)(2) under the Securities Act for the purpose of introducing the Aegon Global Sustainable Equity Fund (the “Fund”), a series of the Trust, and Post-Effective Amendment Nos. 216, 217, 218, 221, 227, 229, 232 and 234 were filed pursuant to Rule 485(b) under the Securities Act for the purpose of delaying the effectiveness of Post-Effective Amendment No. 201. The Trust is requesting the withdrawal of the Amendments because the Fund's investment adviser has determined not to launch the Fund.

Post-Effective Amendment No. 201 has not become effective and no securities were sold in connection with the offering. Accordingly, the Trust respectfully submits that the withdrawals would be consistent with the public interest and the protection of investors.

If you have any questions or require further information, please do not hesitate to contact the undersigned at (610) 676-1125.

Very truly yours,

THE ADVISORS’ INNER CIRCLE FUND III

By: /s/ James Bernstein

James Bernstein

Vice President and Secretary